

Ayako Rokkaku (b. 1982)

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Rokkaku's work falls within a long lineage of celebrated Japanese artists including Yayoi Kusama and Yoshitomo Nara. The Painting was acquired at an attractive price, offering it to investors at an 18.5% discount to our internal, pre-sourcing valuation.

INVESTMENT THESIS

Initial Offering Price

$546,000

Offering Circular

sec.gov

Similar Sales | Record Price | Repeat Sales



$1.0m
$0.5m
18
19
20
21
22

Price Appreciation of Similar Works

58.9%

Sharpe Ratio (2010-2022)	watch video
Ayako Rokkaku	Speculative
All Art	0.55
S&P 500	0.56

SOLD OUT



Ayako Rokkaku

(b. 1982)

Why we like this painting

- Ayako Rokkaku is an up and coming japanese artist, known for her vibrant and colorful paintings which often incorporate elements of japanese pop culture and street art.
- All of Rokkaku's top five auction records were sold during last year's spring and summer auction seasons, demonstrating the momentum in the artist's market.
- Since 2015, Rokkaku's total auction turnover has increased each year-over-year period, and exceeded $32 million in 2022, almost doubling the artist's previous high of approximately $18 million in 2021.
- Our acquisitions team has reviewed more than 50 examples of work by Rokkaku from around the world, some of which are priced in excess of $1 million. Of these works, this is just the first to be offered on the Masterworks platform.
- The Painting depicts a cloudy background of blues, greens, and bright pinks mixed together to create an exuberant playground for the small character commonly included in the artist's work.
- As of April 20, 2023, works by Rokkaku executed in a similar style to the Painting account for three of the artist's top five auction price records, and have achieved prices in excess of $1,000,000. These include: *Untitled* (2021), which sold for $1,310,853 in May 2022, *Untitled* (2019), which sold for $1,033,761 in June 2022, and *Untitled* (2019), which sold for $748,477 in January 2022.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2021 Total Auction Sales	2021 Auction Lots Sold	All Time Record Price
$3,483,842	11	$614,762

Average Prices



316.7K
237.5K
158.4K
79.2K
10 11 12 13 14 15 16 17 18 19 20 21

Turnover by Year



3.5M
2.6M
1.7M
871K
10 11 12 13 14 15 16 17 18 19 20 21

Lots Auctioned



Sold
Unsold
18
13.5
9
4.5
10 11 12 13 14 15 16 17 18 19 20 21

Initial Offering Price	$546,000
Offering Circular	sec.gov/edgar

Painting







About Ayako Rokkaku

Ayako Rokkaku (b. 1982, Chiba, Japan) uses painting to fight against the mundanity of adulthood. Her paintings are innocent, imaginative and dreamlike. Intense, vibrant colours swirl together to show fields and flowers. Bug-eyed girls peer from under the paint, or drift through them on clouds. The artist's visual language oscillates between intangible abstract formations and figurative elements. It is clearly inspired by the style of kawaii culture and as rich and limitless as a child's vivid imagination.

INVEST NOW

AYAKO
ROKKAKU

b. 1982, JAPAN



Acrylic on canvas | 71 × 55 in. (180 × 140 cm.)

Ayako Rokkaku is a self-taught contemporary Japanese artist who was born in 1982 and is known for blending Japanese culture with Western abstraction.

$546,000
INITIAL OFFERING

58.9%
HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

43.1%
ANNUAL GROWTH OF RECORD PRICE[2]

50.1%
MEDIAN REPEAT SALE PAIR APPRECIATION[3]

Executed in 2019, the Painting breaks traditional fine art standards of color, composition, and execution. The Painting depicts a cloud-like background made of blues, greens, and bright pinks layered together to create an exuberant playground for the small character. Rokkaku's work has demonstrated this tendency to fill the canvas edge to edge. Since 2018 her paintings have almost exclusively depicted works with colorful, hypnotic, and cute backgrounds. Rokkaku's works often include small characters with wide faces and distinct features. The eyes serve as the most prominent feature; when the eyes are open such as with the Painting, it draws tremendous attention and guides the viewer's eye. The figures tend to be in the upper half of the canvas, this gives a floating effect to the characters. In the upper third of The Painting, the small figure floats among the background and, with their fists up ready to fight, glances sideways at a dinosaur-like creature. As of April 21, 2023, three of Rokkaku's top five auction sales works created after 2018 and executed in a similar style to the Painting, and have achieved prices in excess of $1,000,000. These include *Untitled* (2021), which sold for HKD 10,290,000 ($1,310,853) at Christie's, Hong Kong, on May 26, 2022, *Untitled* (2019), which sold for HKD 8,115,000 ($1,033,761) at Phillips, Hong Kong, on June 22, 2022, and *Untitled* (2019), which sold for JPY 82,500,000 ($748,477) at SBI Art Auction, Tokyo, on January 29, 2022. The Painting's subject, execution, and scale make it a commercial and desirable work by Ayako Rokkaku.

Rokkaku's major solo exhibitions include "Fumble in colors, tiny discoveries" at the Museum Jan van der Togt, Amsterdam, Netherlands from June 2019 to August 2019, "Magic Hand" at the Chiba Prefectural Museum of Art, Japan, from October 2020 to January 2021, and "Imagination For Flying Adventure" at Konig Gallery, London from May 2022 to June 2022. Her works can be found in the permanent collections of many prestigious institutions, including the Oketa Collection in Tokyo, Japan, and the Powerlong Art Museum in Shanghai, China and the Museum Voorlinden, Netherlands. In recent years, Rokkaku's market has seen a steady increase in the value of her paintings, with all five of the artist's top auction price records set since the beginning of 2022. Since 2015, Rokkaku's total auction turnover has increased each year-over-year period, and exceeded $32 million in 2022, almost doubling the artist's previous high of approximately $18 million in 2021. All of Rokkaku's top five auction records were sold during last year's spring and summer auction seasons, further demonstrating the momentum in the artist's market. As of April 21, 2023, Rokkaku's top three auction records are led by: *Untitled* (2017) which sold for JPY 176,000,000 ($1,270,368) at SBI Art Auction Co, Ltd, Tokyo, Japan, on July 16, 2022, *Untitled* (2021), which sold for HKD 10,290,000 ($1,044,606) at Christie's, Hong Kong, on May 26, 2022, and *Untitled* (2019), which sold for HKD 8,115,000 ($828,028) at Phillips, Hong Kong, on June 22, 2022.[1]

AS OF APRIL 21, 2023, ROKKAKU'S TOP THREE AUCTION RECORDS ARE LED BY: *UNTITLED* (2017) WHICH SOLD FOR JPY 176,000,000 ($1,270,368) AT SBI ART AUCTION CO, LTD, TOKYO, JAPAN, ON JULY 16, 2022, *UNTITLED* (2021), WHICH SOLD FOR HKD 10,290,000 ($1,044,606) AT CHRISTIE'S, HONG KONG, ON MAY 26, 2022, AND *UNTITLED* (2019), WHICH SOLD FOR HKD 8,115,000 ($828,028) AT PHILLIPS, HONG KONG, ON JUNE 22, 2022.

AUCTION RESULTS FOR SIMILAR WORKS[4,5]


$1.4M
$1.1M
$0.7M
$0.4M
2018
2019
2020
2021
2022

Ayako Rokkaku (b. 1982, Chiba, Japan) is a self-taught contemporary Japanese artist who was born in 1982 in Chiba Prefecture, Japan. After completing her high school education, Rokkaku moved to Tokyo to attend art school at Musashino Art University. In 2003, Rokkaku won the Illustration Prize at KaiKai KiKi's Geisai art fair, a biannual art fair founded by famed Japanese artist, Takashi Murakami. After this, she quickly made a name for herself with her vibrant and colorful paintings, which often incorporate elements of Japanese pop culture and street art. Rokkaku's rise to fame came in the mid-2000s when she began exhibiting her work in Japan and internationally. In 2006 she won the prestigious Akio Goto Prize at the aforementioned Geisai art fair. Her paintings, which blend Japan's kawaii (or cute) culture with Western abstraction, two of her major influences, channel the energy contained in the work of Cy Twombly and Jackson Pollack. Rokkaku's work simultaneously falls within a long lineage of celebrated Japanese artists, and was shown alongside Yayoi Kusama and Yoshitomo Nara at Whitestone Gallery in 2017. Rokkaku's contribution to art history is her ability to seamlessly blend traditional Japanese art techniques with contemporary street art aesthetics and western sensibilities. Her work has been celebrated for its originality, energy, and playfulness. Rokkaku has become one of Japan's most successful contemporary artists, with a dedicated following both in her home country and abroad.





AYAKO ROKKAKU



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by Ayako Rokkaku have a record price compound annual growth rate ("CAGR") of 43.1% from November 17, 2007 to December 31, 2022. This calculation is based on (i) a record price of $4,711 on November 17, 2007, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $1,062,566, the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

3. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Ayako Rokkaku is 50.1%, which is based on 5 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Ayako Rokkaku was February 25, 2010 and ending on the last date a repeat sale occurred for such artist, which in the case of Ayako Rokkaku was April 28, 2022. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.

4. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

5. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Ayako Rokkaku with the following criteria: paintings on canvas executed 2010 to present that measure between 29 inches by 29 inches to 96 inches by 96 inches, include one figure. Works where the figure takes up a significant amount of the composition have been excluded. Where the price with buyer's premium was not listed, it was calculated based on the auction house's terms and conditions.Where we were unable to determine the auction house Buyer's Premium, due to incomplete data, a default of 10% Premium was added to the hammer price. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 58.9% CAGR implied from selected sales occurring from October 27, 2018 to December 1, 2022.